

May 20, 2013

<u>Via Email</u>

Brian McFadden
Chief Executive Officer
Pub Crawl Holdings Inc.
801 West Bay Drive, Suite 470
Largo, Florida 33770

   Re: **Pub Crawl Holdings Inc.**
      Current Report on Form 8-K
      Filed November 29, 2012
      Amendment No. 1 to Current Report on Form 8-K
      Filed November 30, 2012
      Amendment No. 2 to Current Report on Form 8-K
      Filed April 22, 2013
      File No. 000-54635

Dear Mr. McFadden:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Mark P. Shuman

          Mark P. Shuman
          Branch Chief - Legal